Exhibit 99.6
Appraisal of
Village in the Woods
11800 Grant Road
Cypress, Texas
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

June 3, 2011
Mr. Trent Johnson
Vice President
AP XII Associates GP, LLC
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Village in the Woods 11800 Grant Road Cypress, Texas
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was March 2, 2011 and its results were communicated in a Self-contained Appraisal Report dated March 21, 2011 (the “Prior Report”), a copy of which you retain on file.
This appraisal report addresses changes that have occurred subsequent to the date the Prior Report was prepared. The scope of this update appraisal assignment included the collection, confirmation and analyses of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Prior Report. The Property was not reinspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Prior Report.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Prior Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson AP XII Associates GP, LLC	June 3, 2011 Page 2
Situated as noted above, the subject property consists of a 22.58-acre site improved with a 530-unit garden-style apartment complex containing 523,108 square feet of rentable area. Additional site improvements include an on-site management office with clubhouse and fitness center, two swimming pools with surrounding patio/deck areas, two playgrounds, picnic area, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as Village in the Woods, is classified as a Class B apartment community by local market standards. The property was developed in 1983. The Property is currently 92.0% occupied and according to discussions with the property management remains in good physical condition.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Village in the Woods Apartments, as of May 31, 2011, is:
TWENTY EIGHT MILLION SEVEN HUNDRED THOUSAND DOLLARS
($28,700,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Raymond Smith
	Managing Partner		Senior Analyst

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of The Woods of Inverness Apartments (the “Property”) as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was March 2, 2011 and its results were communicated in a Self-contained Appraisal Report dated March 21, 2011 (the “Prior Report”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Prior Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Prior Report.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
We, Steven J. Goldberg, MAI, CCIM and Raymond A. Smith III, certify that to the best of our knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Our compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the person signing this report.

•	As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute

•	We have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G).

•	As of the date of this report, Raymond A. Smith III is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1338066-G).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Raymond Smith
	Managing Partner		Senior Analyst
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Village in the Woods

Address:	11800 Grant Road Houston, Texas

Location:	Northwest corner of Grant Road and Lakewood Forest Drive. This places the subject in the northwest portion of Harris County in Houston, Texas, approximately 25 miles northwest of the Houston Central Business District. The subject neighborhood is a stabilized suburban area. Neighborhood conditions and composition are assumed to be similar to those reported in the Prior Report.

Tax Identification Number:	04-40-16-000-0040 (Harris County Appraisal District)

Description:	Land: The subject site consists of one tax parcel that, according to public records, contains a total land area of 22.58 acres, or 983,585 square feet. The land area is generally irregular in shape and consists of level topography.

Improvements: A 530-unit garden apartment complex built in 1983. The improvements consist of 67 two story residential buildings, a freestanding management office/clubhouse building, outdoor swimming pool, and asphalt-paved surface drives and parking areas. The property is operating at stabilized occupancy and at the time the Prior Report was prepared, observed to be in good condition. The current physical condition of the Property is assumed to be similar to that reported in the Prior Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	May 31, 2011

Highest and Best Use:	Continued use of the existing improvements
VALUATION

	Current (5/31/2011)	Prior Report (3/2/2011)
Income Capitalization	$28,700,000	$28,500,000
Stabilized NOI	$2,080,628	$2,068,900
Cap Rate	7.25%	7.25%
Value per Unit	$54,151	$53,774
Value per Sq Ft	$54.86	$54.48

Sales Comparison	$26,500,000	$26,500,000
Value per Unit	$50,000	$50,000
Value per Sq Ft	$50.66	$50.66

CONCLUDED VALUE	$28,700,000	$28,500,000
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 2
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the Apartment Research 2011 Market Outlook — Houston Metro Area and 2011 National Apartment Report prepared by Marcus and Millichap Real Estate Investment Services and Apartment First Glance First Quarter 2011 and Reis Observer published by REIS.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, immigration and lower unit turnover. Renting also became a lifestyle and economic choice for many households as the effects of the housing collapse and recession persisted. Continued recovery in 2011 depends more heavily on improvements in the job market, which should gain momentum as the year progresses.
Most published reports indicate that fundamentals have bottomed in most markets and solid improvement is being seen in occupancies and demand. Published information from REIS indicates that as of the First Quarter 2011, national vacancies fell by 40 basis points, from 6.6 to 6.2 percent, as the sector posted positive net absorption of over 44,000 units. This is the largest increase in occupied stock in a first quarter period since 2000. United States apartment vacancy is anticipated to decrease to 5.8 percent by year-end 2011, matching the decline recorded in 2010. With vacancy in 2011 expected to align closely with pre-recession levels, owners will regain pricing power, particularly in tight core markets. At the national level, asking rents will rise 3.5 percent to $1,067 per month, while effective rates will increase 4.5 percent to $1,002 per month. Last year, asking and effective rents gained 1.5 percent and 2.3 percent, respectively.
Strong demand drivers and expectations for increased availability of debt this year, however, elevate the likelihood of a construction cycle ramping up in 2012. Apartment completions will total 53,000 units this year, 46 percent fewer than delivered in 2010. New supply will again fall critically short of demand, which is expected to reach 158,000 units.
The combination of available financing for apartment assets via Fannie Mae and Freddie Mac, an emerging interest in this sector by life insurance companies, and favorable long-term investor sentiment for well-located apartment assets is driving transaction velocity. Due to a high number of willing buyers and a shortage of quality assets, the apartment market is seeing fierce competition for quality assets. As a result, the average cap rate will decline in 2011 after slipping 20 basis points in 2010 to 7.2 percent, led by recompression of the most sought-after deals. Since peaking in 2009, cap rates for top-quality properties have fallen by as much as 100 basis points. Additional support for prices derives from historically light construction and emerging demographic shifts that favor rental housing. Economic growth and increases in apartment property values, particularly for high-quality assets, will relieve some pressure and lead to more sales and refinancing. Some level of distress at the local- and regional-bank level with high exposure to lower-quality assets and construction loans will persist into 2013.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 3
APARTMENT MARKET OVERVIEW (Continued)
HOUSTON APARTMENT MARKET: The addition of approximately 45,000 jobs in Houston over the year ending in the first quarter, one of the highest totals in any metro nationwide, continues to provide robust support for the apartment sector recovery. Declining vacancy rates and rising rents persisted through the first quarter, but the emergence of new trends signaled a transition to a more broad-based recovery.
About half of all submarkets continue to post overall vacancy above 10 percent, and most submarkets registered Class B/C vacancy exceeding that threshold as 2011 began. While upper-tier rentals will remain in high demand from residents averse to homeownership or unable to qualify for financing, an increased pace of hiring in lower-paying sectors will boost demand for Class B/C rentals. Already this year, Class B/C vacancy has declined nearly 100 basis points to less than 20 percent in close-in areas north and northwest of the urban core. Further occupancy gains will occur as 2011 progresses, helping owners restore healthy property operations and balance sheets.
Strong job growth for several consecutive quarters continues to stimulate renter demand, underpinning a 50 basis point decrease in vacancy during the first quarter to 10.2 percent. Over the past year, 15,600 additional rentals became occupied in the metro, resulting in a 270 basis point plunge in the vacancy rate. Property operators took advantage of steady leasing traffic and tenant demand, hiking asking rents 0.6 percent in the first quarter to $770 per month. Concessions also continued to recede, as effective rents advanced 1 percent in the first three months of this year to $700 per month. Measured year over year, asking rents increased 2.3 percent, and effective rents gained 2.6 percent.
The recovery in operations continues to stimulate intense interest from investors, generating a significant rise in transaction velocity over the past 12 months. Owners who deferred listing during the recession will increasingly consider listing in the months ahead, marketing assets on recent improvements in performance and taking advantage of expanded financing. Most small, stabilized properties trade at cap rates in the 8 percent to 9 percent range, although large, stabilized assets within the Inner Loop can trade at 6 percent or less. Large institutions deploying considerable cash into deals will maintain downward pressure on cap rates over the coming quarters, compelling other buyers to move down the value chain. Distressed properties remain a factor in the market, but strengthening demand may enable owners of low-occupancy complexes to stage a revival in asset performance.
Developers will complete 1,200 units this year, marking a scant 0.2 percent addition to rental stock. During 2010, roughly 7,500 units came online, a total also below the average annual delivery of 9,000 rentals over the past 10 years. Builders completed 2,800 units in the 12 months ending in the first quarter, only a fraction of the 16,000 rentals brought online in the preceding year. Permitting ticked up 50 percent over the past year to 5,400 units but remains less than one-half of the long-term annual average.
CONCLUSION: The extraordinary net absorption of 2010 will yield to a slower pace in 2011 as the release of pent-up demand runs its course. Other factors as noted, however, will help maintain a substantially positive demand profile. Meanwhile, low construction volumes will contribute additionally to the market’s ongoing recovery. Vacancy should continue to move downward and rents should show substantial annual increases in the period ahead.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
Well-functioning assets that maintained sound operations throughout the economic downturn and have started to generate increased net operating incomes will continue to attract investors’ attention. Centrally located properties, especially, will likely draw multiple bids when listed.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: The Property’s quoted rent structure is significantly above its average actual rent. Accordingly, we placed primary emphasis on the actual rent in projecting the subject’s potential gross rent. The following chart illustrates the Property’s economic rent potential by floor plan as determined by an analysis of actual rents achieved at the Property and review of rents commanded by competitors in the area.
DERIVATION OF GROSS RENT POTENTIAL

			Total	Average		Total	Annual
Type	Mix	Size	Area	Rent	Rent/SF	Rent	Rent

1 Bedroom / 1 Bath	88	679	59,752	$540	$0.80	$47,520	570240
2 Bedroom / 2 Bath	96	967	92,832	$655	$0.68	$62,880	754560
2 Bedroom / 2 Bath Large	156	996	155,376	$645	$0.65	$100,620	1207440
2Bedroom / 2 Bath TH	86	1,186	101,996	$740	$0.62	$63,640	763680
3 Bedroom / 2 Bath	104	1,088	113,152	$760	$0.70	$79,040	948480

Totals/Averages	530	987	523,108	$668	$0.68	$353,700	$4,244,400
According to historical operating statements, the Property’s occupancy has fluctuated since 2008. As of the effective date of value the Property was 92.0% occupied. Over the trailing 12-month period, the Property’s average economic occupancy was approximately 92%. Given the Property’s current occupancy level and moderate improvement noted in overall market conditions, a combined vacancy and collection loss allowance of 7% is projected for the appraised fiscal year.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented below outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through April 2011 and the 2011 year-to-date operating history through April 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we considered the Property’s 2011 operating budget and examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	2009		2010		T 12 (Thru 4/2011)		2011 YTD (Annualized)		2011 Budget
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Annualized	Per Unit

INCOME
Gross Rent Potential (Market Rent)	$4,442,075	$8,381	$4,099,490	$7,735	$4,139,150	$7,810	$4,170,180	$7,868	$4,327,378	$8,165
Loss to Lease	$(30,336)	$(57)	$175,574	$331	$109,769	$207	$60,858	$115	$0	$0
Concessions	$(82,694)	$(156)	$(99,930)	$(189)	$(87,942)	$(166)	$(77,856)	$(147)	$(74,459)	$(140)
Vacancy/Credit/Non-revenue Units	$(339,071)	$(640)	$(296,868)	$(560)	$(334,932)	$(632)	$(326,661)	$(616)	$(238,283)	$(450)

Net Rental Income (NRI)	$3,989,974	$7,528	$3,878,266	$7,317	$3,826,045	$7,219	$3,826,521	$7,220	$4,014,636	$7,575
Utility Reimbursement	$219,857	$415	$233,857	$441	$241,961	$457	$251,631	$475	$247,880	$468
Other Income	$262,419	$495	$277,550	$524	$289,150	$546	$265,947	$502	$309,273	$584

Total Property Income (EGI)	$4,472,250	$8,438	$4,389,673	$8,282	$4,357,156	$8,221	$4,344,099	$8,196	$4,571,789	$8,626

EXPENSES
Payroll	$521,041	$983	$530,054	$1,000	$514,220	$970	$520,851	$983	$512,432	$967
Utilities	$369,159	$697	$350,666	$662	$352,123	$664	$331,869	$626	$359,399	$678
Maintenance & Repairs	$327,441	$618	$362,649	$684	$359,630	$679	$326,073	$615	$305,383	$576
Marketing	$100,862	$190	$101,915	$192	$109,006	$206	$121,908	$230	$87,973	$166
Administration/Office	$92,191	$174	$126,022	$238	$138,241	$261	$133,884	$253	$129,707	$245
Real Estate Taxes	$371,371	$701	$341,730	$645	$333,649	$630	$409,836	$773	$410,324	$774
Insurance	$239,161	$451	$244,597	$462	$241,636	$456	$229,626	$433	$237,097	$447
Management Fee	$220,049	$415	$217,893	$411	$217,391	$410	$215,157	$406	$228,589	$431
Reserves	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$2,241,275	$4,229	$2,275,526	$4,293	$2,265,896	$4,275	$2,289,204	$4,319	$2,270,904	$4,285

NET OPERATING INCOME	$2,230,975	$4,209	$2,114,147	$3,989	$2,091,260	$3,946	$2,054,895	$3,877	$2,300,885	$4,341
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME			% of GPI

Gross Rent Potential (Market Rent)	$4,244,400	$8,008	100.0%
Loss to Lease	$0	$0	0.0%
Concessions	($84,888)	($160)	-2.0%
Vacancy/Credit/Non-revenue Units	($297,108)	($561)	-7.0%

Net Rental Income (NRI)	$3,862,404	$7,288	91.0%
Utility Reimbursement	$246,450	$465	5.8%
Other Income	$291,500	$550	6.9%

Total Property Income (EGI)	$4,400,354	$8,303	103.7%

EXPENSES			% of EGI

Payroll	$516,750	$975	11.7%
Utilities	$355,100	$670	8.1%
Maintenance & Repairs	$344,500	$650	7.8%
Marketing	$106,000	$200	2.4%
Administration/Office	$132,500	$250	3.0%
Real Estate Taxes	$361,865	$683	8.2%
Insurance	$238,500	$450	5.4%
Management Fee	$132,011	$249	3.0%
Reserves	$132,500	$250	3.0%

TOTAL EXPENSES	$2,319,726	$4,377	52.7%

NET OPERATING INCOME	$2,080,628	$3,926	47.3%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: Research conducted in the local market indicates that there have been very few, if any, sales truly comparable to the Property since the date of our Prior Report. The sales that have occurred since the previous appraisal consist of either far superior Class “A” properties or significantly inferior properties. Accordingly, we selected the sales from the previous report in our analysis. Review of sales data indicates that there has been no material change in capitalization rates between the date the Prior Report was prepared and the present. Based on recent sales data and improvement noted in market conditions subsequent to the date the noted sales occurred, a market-derived capitalization rate aligned with the low end of the range indicated by the sales data is considered reasonable for the Property. A market-derived capitalization rate of 7.25% is concluded. The capitalization rates used in our analysis are in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

		Villas by the Bay(fka	Westchase Forest
Property Name	Legacy Park	Seatree Apartments)	Apartments	West Oaks
Date of Sale	2/4/2010	4/26/2010	10/21/2009	6/30/2009
Year Built	1994	1984	1999	1982
Cap Rate	7.3%	7.9%	8.0%	8.1%
Investor Surveys: According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, First Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
NATIONAL APARTMENT MARKET SURVEY

	5.25% - 14.00%	Range
Internal Rate of Return	8.78%	Average
	4.00% - 10.00%	Range
Overall Capitalization Rate	6.29%	Average
	4.75% -9.75%	Range
Terminal Capitalization Rate	6.76%	Average

Source: Korpacz Real Estate Investor Survey, 1st Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate. As indicated below, the most recent survey data available indicates that there has only been a 22 basis point decline in average capitalization rates between the time the Prior Report was prepared and the present. The 1st quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4

Source: Korpacz Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 7.25% to 8.0% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 6.29%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate of approximately 7.25% is suggested for the subject property.
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 7.25%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$2,080,628	÷	7.25%	=	$28,698,317
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of May 31, 2011, by application of the Income Capitalization Approach, is rounded to:
TWENTY EIGHT MILLION SEVEN HUNDRED THOUSAND DOLLARS
($28,700,000)
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 9
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity continues to occur and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis.
Numerous sales of apartments in the Houston metropolitan area have occurred subsequent to the date the Prior Report was prepared. As previously discussed however, few sales of truly comparable properties have occurred. Many of the noted sales transacting subsequent to the date of the Prior Report consist of either much newer Class A product or significantly inferior properties. Accordingly, we selected the sales from the previous report in our analysis. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
SUMMARY OF APARTMENT SALES

	1	2	3	4
Name	Legacy Park	Villas by the Bay (formerly Seatree Apartments)	Westchase Forest Apartments	West Oaks
Location	10801 Legacy Park Drive	2800 NASA Road One	11355 Richmond Avenue	2400 Briarwest Boulevard
	Houston, TX 77064	Seabrook, TX 77058	Houston, TX 77082	Houston, TX 77007
	The Realty Associates Fund		Drever Real Estate
Grantor	VII, LP	Seatree I, LP	Opportuity Funds, LLC	Camden Property Trust
			Houston Westchase Forest
Grantee	10801 Legacy Park	NASA Road Apartments, LLC	Investors, LLC	Morgan Acquisitions, LLC
Sales Price	$16,000,000	$8,280,000	$23,200,000	$28,650,000
Sale Date	2/4/2010	4/6/2010	10/21/2009	6/30/2009
Year Built	1994	1984	1999	1982
No. of Units	304	220	400	671
Net Rentable Area (SF)	254,252	164,694	316,428	487,036
Avg. Unit Size (SF)	836	749	791	726
Occupancy	91%	82%	93%	95%
Price/SF	$62.93	$50.28	$73.32	$58.83
Price/Unit	$52,632	$37,636	$58,000	$42,697
Net Income	$1,160,000	$649,905	$1,856,000	$2,317,740
NOI/SF	$4.56	$3.95	$5.87	$4.76
NOI/Unit	$3,815.79	$2,954	$4,640	$3,454
Cap Rate (OAR)	7.30%	7.85%	8.00%	8.09%
EGIM	6.25	5.13	5.72	5.94
Expense Ratio (OER)	55%	60%	54%	52%
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 10
SALES COMPARISON APPROACH SUMMARY (Continued)
ANALYSIS OF SALES: We have researched and analyzed a number of apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4
Name	Legacy Park	Villas by the Bay (formerly Seatree Apartments)	Westchase Forest Apartments	West Oaks
Address	10801 Legacy Park Drive	2800 NASA Road One	11355 Richmond Avenue	2400 Briarwest Boulevard
	Houston, TX 77064	Seabrook, TX 77058	Houston, TX 77082	Houston, TX 77007
Sale Date	2/4/2010	4/6/2010	10/1/2009	6/30/2009

Price per Unit	$52,632	$37,273	$58,000	$42,697

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0

Adjusted for Financing per Unit	$52,632	$37,273	$58,000	$42,697
Conditions of Sale Adjustment	$0	$363	$0	$0

Adjusted for Special Conditions	$52,632	$37,636	$58,000	$42,697
Time	4.00%	2.00%	6.00%	8.00%

Time Adjusted Price per Unit	$54,737	$38,389	$61,480	$46,113

Location	0%	-5%	-10%	-10%
Age/Condition/Quality	-5%	0%	-5%	0%
Average Unit Size	5%	10%	5%	10%
Amenities	0%	0%	0%	0%
Economics	0%	5%	0%	0%

Total Adjustments (%)	0%	10%	-10%	0%

Adjusted Price per Unit	$54,737	$42,228	$55,332	$46,113
Prior to adjustments, the comparable sales range in price from approximately $37,273 to $58,000 per unit. After analysis and adjustments, a value range of $42,228 to $55,332 per unit is indicated. The mean and median adjusted prices are $49,603 and $50,425 per unit
As no one sale required a significant degree of overall adjustment, equal emphasis is placed on each in the final reconciliation via the Sales Comparison Approach. A value in the range of approximately $45,000 to $55,000 per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $50,000 per unit as follows

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value
530	x	$50,000	=	$26,500,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of May 31, 2011, by application of the Sales Comparison Approach, is:
TWENTY SIX MILLION FIVE HUNDRED THOUSAND DOLLARS
($26,500,000)
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 11
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Village in the Woods Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$28,700,000
The Sales Comparison Approach	$26,500,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Village in the Woods Apartments, free and clear of financing, as of May 31, 2011 is:
TWENTY EIGHT MILLION SEVEN HUNDRED THOUSAND DOLLARS
($28,700,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 12
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado, Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Village in the Woods Houston, Texas	June 3, 2011 Addenda Page 13
RAYMOND A. SMITH III
SENIOR ANALYST
RAYMOND SMITH has been involved in real estate valuation and consulting since 2001 having performed a variety of assignments throughout the United States. Background includes valuation/analysis, and acquisition/disposition.
Appraisal assignments in which Mr. Smith has been involved include a wide array of property types ranging from traditional categories of income producing real estate (multi-family, retail, office and industrial) to special and single purpose properties such as hospitality, self storage, and manufacturing, etc. Experience includes assignments as an independent fee appraiser, in-house analyst and valuation reviewer.
Mr. Smith received his Bachelor of Business Administration from Hofstra University, Hempstead, New York, with a major concentration in Marketing and his Masters degree in Business Administration from Fordham University, with a concentration in Finance. He has attended numerous continuing education courses and is currently pursuing his MAI designation under the continuing education program of the Appraisal Institute.
Mr. Smith is an Associate Member of the Appraisal Institute. He is a State Certified General Real Estate Appraiser in Texas and Louisiana.
COGENT Realty Advisors, LLC